Exhibit 99.80

VOX PROVIDES DEVELOPMENT AND EXPLORATION
UPDATES FROM OPERATING PARTNERS

TORONTO, CANADA – October 20, 2021 – Vox Royalty Corp. (TSXV: VOX) (OTCQX: VOXCF) (“Vox” or the “Company”), a high growth precious metals focused royalty company, is pleased to provide recent development and exploration updates from royalty operating partners Thor Explorations Ltd. (TSXV: THX) (“Thor”), Jangada Mines plc (AIM: JAN) (“Jangada”), Kalamazoo Resources Limited (ASX: KZR) (“Kalamazoo”), Genesis Minerals Limited (ASX: GMD) (“Genesis”), and ValOre Metals Corp. (TSXV: VO) (“ValOre”).

Spencer Cole, Chief Investment Officer stated, “The past month has delivered a number of key developments at projects linked to Vox’s royalty portfolio, including commercial production at Segilola, feasibility study progress at Pitombeiras, and further drilling success at Ashburton, Puzzle North and Pedra Branca. These operator developments are representative of Vox’s innovative event-driven acquisition model, designed to selectively acquire royalties immediately prior to major project developments that have a material impact on value.”

Key Development Updates

•	Commercial production milestone achieved at the Segilola Gold Mine by Thor;

•	Update on the near-term preparation of the Definitive Feasibility Study on the Pitombeiras vanadium project by Jangada;

•	High-grade drilling results at the Ashburton Gold Project by Kalamazoo;

•	Significant new wide, shallow drilling results from emerging Puzzle North discovery by Genesis; and

•	High-grade drilling results at the Pedra Branca platinum-group-elements (“PGE”) project by ValOre.

Segilola (Producing) – Commercial Production Milestone Achieved

•	Vox holds a 1.5% net smelter return royalty over the Segilola gold mine, capped at US$3.5M;

•	On October 5, 2021, Thor announced that commercial production had been achieved at the Segilola Gold Mine, highlighting:

○	First gold pour in July 2021;

○	The mine is fully operational and operating at the target daily mine production rate; and

○	the process plant is operating in-line with its design throughput capacity of 715,000 tonnes per annum.

•	Vox Management Summary: Based on production guidance from Thor issued on March 29, 2021, which forecast production of 46,000 ounces of gold in 2021 and 109,000 ounces of gold in 2022, Vox management estimates that total pre-tax royalty revenues of US$3.5M will be receivable within the first two full years of production.

Pitombeiras (PEA Stage) – Feasibility Study Expected in Q4 2021

•	Vox holds a 1% net smelter return royalty over the Pitombeiras vanadium-iron ore project;

•	On September 30, 2021, Jangada announced the following:

○	It has appointed an independent engineering advisory company to prepare a NI 43-101 compliant definitive feasibility study, which is expected to be completed in Q4 2021;

○	Having been granted a trial mining license to initiate the extraction of ferrovanadium from the Pitombeiras project through an open pit mine operation, Jangada hopes to fast-track the project to early production; and

○	Brian McMaster, Executive Chairman of Jangada, said: “Since its discovery in 2019, we have made significant progress in developing this exciting ferrovanadium deposit and have a high level of confidence in fast-tracking the Project to production. With the Project substantially de-risked and having demonstrated its robust economics during the Preliminary Economic Assessment stage, we are now working on the final details of the FS and look forward to providing further updates in due course.”

•	Vox Management Summary: Pitombeiras has been fast-tracked from discovery to feasibility in less than 3 years, which typically takes 6 – 10 years for most mining projects. This rapid progress is a testament to Jangada Mines’ management team and related stakeholders. Initial production and royalty revenue in 2022 looks increasingly likely given the current pace of development.

Ashburton (Exploration) – High Grade Drilling Results

•	Vox holds a 1.75% gross revenue gold royalty (>250koz cumulative production) on the Ashburton gold project;

•	On October 5, 2021, Kalamazoo announced:

○	It has completed its 14,772m drill program at the Ashburton gold project;

○	Drilling to the north-west and south-east of the Waugh Deposit has extended the moderate to high-grade mineralisation zone in the northern section of the Ashburton Gold Project to 2.5km long (“Waugh Zone”);

○	Stand out drill results have been received from several prospects across the Waugh Zone showing intercepts of moderate to high grade mineralisation including:

■	5m @ 7.37g/t Au from 93m including 2m @ 13.58g/t Au from 93m (KARC0065);

■	2m @ 9.49g/t Au from 40m including 1m @ 17.85g/t Au from 40m (KARC0122);

■	8m @ 3.56g/t Au from 1m including 1m @ 7.25g/t Au from 6m (KARC0015);

■	7m @ 2.07g/t Au from surface including 5m @ 2.75g/t Au from surface (KARC0016);

○	Significant new gold mineralisation discovered at the Annie Oakley Prospect at the north-western end of the Waugh Zone included drill assays from two holes 240m apart returning 8m @ 3.56g/t from surface (KARC0015) and 2m @ 9.49g/t Au (including 1m @ 17.85g/t Au (KARC0122)) from 40m;

○	Shallow conglomerate hosted gold mineralisation at Annie Oakley shares many similarities with the nearby Mt Olympus deposit and supports Kalamazoo’s aim to substantially increase the shallow oxide resources at the Ashburton Gold Project;

○	Several thick >1oz/t Au intercepts from historical drilling at the Waugh Deposit undertaken by Sipa Resources (ASX: SRI) in 2002 and thick moderate to high-grade down plunge intercepts by Northern Star Resources (ASX: NST) in 2012 and Kalamazoo in 2020 confirms the considerable high-grade potential of the 2.5km long Waugh Zone; and

○	Plans to commence an extensive drill program at Ashburton in early 2022.

•	Vox Management Summary: The drilling success that has extended the moderate to high-grade mineralisation zone in the northern section of the Ashburton project to 2.5km long indicates that Kalamazoo management’s exploration target of 2Moz – 3Moz is potentially achievable. We look forward to further newsflow on Kalamazoo’s development studies which are progressing in parallel with exploration drilling.

Kookynie (Pre-Feasibility) – Puzzle North Discovery Drilling Results

•	Vox holds a A$1/t production royalty on part of the Kookynie gold project(1);

•	On October 14, 2021, Genesis announced:

○	Strong new results from Reverse Circulation (“RC”) and diamond drilling continue to confirm the potential to expand the 1.6Moz Mineral Resource at the Ulysses Gold Project near Leonora in WA;

○	It has completed a further 6,150m RC drilling and 433m diamond drilling at the royalty-linked Puzzle North project;

○	Broad zones of strong gold mineralisation were intersected from shallow depths in RC and diamond drilling at the emerging Puzzle North Prospect, including:

■	44.1m @ 3.51g/t gold from 58.9m (21USDH0184), including 10.2m @ 10.6g/t gold from 67.8m;

■	29m @ 4.26g/t gold from 28m (21USRC1038), including 4m @ 18.39g/t gold from 32m;

■	28.0m @ 1.99g/t gold from 161m (21USDH0184);

■	32m @ 1.42g/t gold from 58m (21USRC1013), including 5m @ 5.14g/t gold from 84m;

○	Drilling at Puzzle North has been completed over 500m of strike with the mineralisation remaining open both at depth and along strike. The northernmost hole, 21USRC1026, has returned an intercept of 11m @ 2.13g/t gold from 38m down-hole; and

○	Genesis Managing Director Michael Fowler said: “Drilling will resume here [at Puzzle North] in November to in-fill and extend the mineralised zone, allowing us to bring this exciting new discovery into our Mineral Resource inventory by the end of the year.”

•	Vox Management Summary: The high gold grades and broad intersections of this drilling suggests that the Puzzle North discovery has strong potential to host an economic orebody. Vox management believes that if Puzzle North is included in the broader Ulysses project feasibility study this potential orebody could be fast-tracked towards a construction decision within 12 months.

Pedra Branca (Preliminary Economic Assessment) – High Grade Drilling Results

•	Vox holds a 1% net smelter return royalty on the Pedra Branca PGE project;

•	On October 4, 2021, ValOre announced:

○	Recent drilling returned high-grade, shallow PGE mineralized intercepts including:

■	7m at 2.95g/t 2PGE+Au from surface, including 45m at 4.76g/t 2PGE+Au, 0.1g/t Rh from 16m, and 6.4m at 16.92g/t 2PGE+Au and 0.52g/t Rh from 30m (DD21ES15C);

■	49m at 2.03g/t 2PGE+Au from 19m, including 4.6m at 11.94g/t 2PGE+Au, 0.25g/t Rh from 23.68m (DD21CU12A);

■	77m at 1.01g/t 2PGE+Au from surface (DD21PBE30A);

■	47m at 1.51g/t 2PGE+Au from surface (DD21CU12A); and

○	Metallurgical testwork is expected to commence in mid-October, with a primary focus on mineralogy and conventional processing circuits.

•	Vox Management Summary: These drilling results are some of the highest grade and broadest zones drilled to date at the Pedra Branca project. We look forward to the release of a resource update by ValOre in the coming months, particularly following recent exploration success at the Trapia 1 and Trapia 2 target areas, given their geological strike lengths have increased by factors of three and five respectively.

Qualified Person

Timothy J. Strong, MIMMM, of Kangari Consulting LLC and a “Qualified Person” under National Instrument 43-101 – Standards of Disclosure for Mineral Projects, has reviewed and approved the scientific and technical disclosure contained in this press release.

About Vox

Vox is a high growth precious metals royalty and streaming company with a portfolio of over 50 royalties and streams spanning eight jurisdictions. The Company was established in 2014 and has since built unique intellectual property, a technically focused transactional team and a global sourcing network which has allowed Vox to become the fastest growing company in the royalty sector. Since the beginning of 2019, Vox has announced over 20 separate transactions to acquire over 45 royalties.

Further information on Vox can be found at www.voxroyalty.com.

For further information contact:

Spencer Cole	Kyle Floyd
Chief Investment Officer	Chief Executive Officer
spencer@voxroyalty.com	info@voxroyalty.com

Cautionary Note Regarding Forward Looking Information

This news release contains certain forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate” “plans”, “estimates” or “intends” or stating that certain actions, events or results “ may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements”.

The forward-looking statements and information in this press release include, but are not limited to, summaries of operator updates provided by management and the potential impact on the Company of such operator updates, statements regarding expectations for the timing of commencement of construction at and resource production from various mining projects, expectations regarding the size, quality and exploitability of the resources at various mining projects, future operations and work programs of Vox’s mining operator partners, the receipt of future royalty payments derived from various royalty assets of Vox, anticipated future cash flows and future financial reporting by Vox and requirements for regulatory approvals.

Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Vox to control or predict, that may cause Vox’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the requirement for regulatory approvals and third party consents, the impact of general business and economic conditions, the absence of control over the mining operations from which Vox will receive royalties, including risks related to international operations, government relations and environmental regulation, the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the impact of the COVID-19 pandemic; the possibility that future exploration, development or mining results will not be consistent with Vox’s expectations; accidents, equipment breakdowns, title matters, labor disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; liability, competition, loss of key employees and other related risks and uncertainties.

Vox has assumed that the material factors referred to in the previous paragraph will not cause such forward looking statements and information to differ materially from actual results or events. However, the list of these factors is not exhaustive and is subject to change and there can be no assurance that such assumptions will reflect the actual outcome of such items or factors. The forward-looking information contained in this press release represents the expectations of Vox as of the date of this press release and, accordingly, is subject to change after such date. Readers should not place undue importance on forward looking information and should not rely upon this information as of any other date. While Vox may elect to, it does not undertake to update this information at any particular time except as required in accordance with applicable laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Technical and Third-Party Information

Except where otherwise stated, the disclosure in this press release is based on information publicly disclosed by project operators based on the information/data available in the public domain as at the date hereof and none of this information has been independently verified by Vox. Specifically, as a royalty investor, Vox has limited, if any, access to the royalty operations. Although Vox does not have any knowledge that such information may not be accurate, there can be no assurance that such information from the project operators is complete or accurate. Some information publicly reported by the project operators may relate to a larger property than the area covered by Vox’s royalty interests. Vox’s royalty interests often cover less than 100% and sometimes only a portion of the publicly reported mineral reserves, mineral resources and production of a property.

References & Notes:

(1)	Kookynie Royalty is split in two separate terms:

a.	Kookynie (Melita) Royalty – which covers the Puzzle Deposit: A$1/t production royalty >650Kt cumulative ore mined and treated.

b.	Kookynie (Consolidated Gold) Royalty – which covers the Puzzle North Discovery: A$1/tonne (for each Ore Reserve with a gold grade <= 5g/t Au), for grades > 5g/t Au royalty = ((Ore grade per Tonne – 5) x 0.5)+1) ..